Brambles Industries plc
Cassini House 57-59 St James's Street
London SW1A 1LD England
Tel +44 (0)20 7659 6000
Fax +44 (0)20 7659 6001
www.brambles.com

Direct Line: 020 7659 6039
Direct Fax: 020 7659 6001
Email: sandra.walters@brambles.com


03022370

Brambles

14 April 2003


SEC MAIL PROCESSING
RECEIVED
APR 21 2003
WASH. D.C. 207 SECTION

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street NW
Washington DC 20549
USA

SUPPL

RE: BRAMBLES INDUSTRIES PLC
Rule 12g3-2(b) Exemption (File No. 82-5205)

Dear Sirs and Mesdames,

The enclosed information is being submitted by Brambles Industries plc (the "Company") under paragraph (b) (1) (i) of Rule 12g3-2 under the Securities Exchange Act of 1934 (the "Exchange Act"). The Company's file number is indicated in the upper right hand corner of each unbound page submitted with this letter.

PROCESSED
JUN 11 2003
THOMSON FINANCIAL

In accordance with paragraphs (b) (4) and (b) (5) of the Rule, the documents submitted with this letter are being submitted with the understanding that such documents will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the submission of such documents shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

Yours faithfully

Sandra Walters

Sandra Walters
Assistant Company Secretary

Enc:

FILE NO. 82-5205

CLEANAWAY WINS £91 MILLION CROYDON COUNCIL CONTRACT

CLEANAWAY, a leading waste management company within the Brambles Group, has been awarded a £91 million seven-year contract to provide a range of waste services to Croydon Council in South London. This brings the CLEANAWAY UK total municipal services order book to £700 million.

From the beginning of August 2003, CLEANAWAY will be responsible for transforming the quality of Croydon's refuse collection and street cleansing, and for increasing the recycling rate from the current 14% to meet Government targets.

Gerben Westra, Chief Executive Officer, CLEANAWAY said: "We are delighted to have won this very important contract and we are looking forward to forming a close working partnership with Croydon Council.

"CLEANAWAY has a proven track record in the provision of first class services to local authorities in the UK and abroad. Our experience and clear understanding of the challenges facing UK local authorities today, and the fact that we have worldwide recycling know-how and the required infrastructure in place will enable us to work together with Croydon Council on meeting the challenges of delivering its Waste Strategy."

For further information, contact:

UK

Investor	Sue Scholes, Head of Investor Relations	+44 (0) 20 7659 6012
Media	Richard Mountain, Financial Dynamics	+44 (0) 20 7269 7291

Australia

Investor	John Hobson, Head of Investor Relations	+61 (0) 414 239 188
Media	Edna Carew, Group Manager Corporate Communications	+61 (0) 2 9256 5204 Mobile +61 (0) 412 270 497

Brambles Industries is globally headquartered in Australia

Notes to editors

Brambles is a leading global support services provider with operations in 40 countries across Europe, the Americas and Asia Pacific. With full year 2002 turnover of approximately £3 billion, operating profit of more than £400 million and assets of £3.7 billion, it employs some 31,000 personnel worldwide. Its key global businesses are CHEP, CLEANAWAY and RECALL.

- CHEP is the world's pioneer and leader in the provision of pallet pooling services. CHEP pallets facilitate the efficient operation of supply chains for most of the developed world's leading international FMCG (Fast Moving Consumer Goods) companies. These

FILE NO. 82-5205

companies require the fast availability of high quality pallets and other types of standard loading equipment and transit packaging wherever they operate. CHEP meets this need through its global reach and scale, combined with its proven logistics and supply chain management capability and its established pallet pools and infrastructure in more than 30 countries.

- CLEANAWAY is a leader in the collection, sorting, recycling, transfer and disposal of waste, particularly in UK, Germany and Australia. Through Cleanaway Germany, it is one of the largest paper recycling and trading businesses in Europe.
- RECALL is a global business managing physical and digital documents through their entire life cycle.

It also has a number of other global and regional businesses, such as Industrial Services, Meineke Car Care Centers and Interlake Material Handling.

The combined group was formed in August 2001, when Brambles Industries plc, previously the support services activities of GKN plc, was listed in London and then combined in a Dual Listed Company structure with Brambles Industries Limited of Australia. The two companies were previously joint venture partners.